EXHIBIT 21.1

SUBSIDIARIES OF THE COMPANY

1.	Forbes Energy Services LLC, a Delaware limited liability company

2.	C.C. Forbes, LLC, a Delaware limited liability company

3.	TX Energy Services, LLC, a Delaware limited liability company

4.	Superior Tubing Testers, LLC, a Delaware limited liability company

5.	Forbes Energy International, LLC, a Delaware limited liability company

6.	Forbes Energy Services México, S. de R.L. de C.V., a Mexican company

7.	Forbes Energy Capital Inc., a Delaware corporation